UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended February 2, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHITTENDEN CORPORATION INCENTIVE SAVINGS AND PROFIT SHARING PLAN

	By:	People’s United Bank

Date: March 30, 2010	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

People’s United Bank (as Successor to Chittenden Corporation) Human

Resource Committee of the Board of Directors and Participants of the

Chittenden Corporation Incentive Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the Plan) as of February 2, 2009 and December 31, 2008, and the related statements of changes in net assets available for plan benefits for the period ended February 2, 2009 and the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of February 2, 2009 and December 31, 2008, and the changes in net assets available for plan benefits for the period ended February 2, 2009 and the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Stamford, Connecticut

March 30, 2010

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

February 2, 2009 and December 31, 2008

	2009	2008
Assets:

Investments, at fair value (notes 3 and 4):
Mutual fund shares	$—	$81,407,142
Common stock	—	18,969,704
Collective trust	—	8,526,734

Total investments at fair value	—	108,903,580

Participant loans, at cost	—	3,245,766

Cash holding account	—	233,283

Receivables (note 1):
Participant contributions	—	74,480
Employer contributions	—	5,603,900

Total receivables	—	5,678,380

Net assets available for plan benefits, before adjustment	—	118,061,009

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	—	477,209

Net assets available for plan benefits	$—	$118,538,218

See accompanying notes to financial statements.

2

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the Period Ended February 2, 2009 and

the Year Ended December 31, 2008

	2009	2008
(Reductions) additions to net assets attributable to:
Investment loss:
Net depreciation in fair value of investments (note 3)	$(5,216,598)	$(34,879,718)
Interest and dividend income	31,498	2,945,550

Total investment loss	(5,185,100)	(31,934,168)

Contributions:
Participant	—	8,383,365
Employer	—	7,457,049

Total contributions	—	15,840,414

Transfer-in of plan assets (note 8)	—	5,907,938
Other	22,669	126,086

Total reductions, net	(5,162,431)	(10,059,730)

Deductions from net assets attributable to:
Benefits paid to participants	(2,410,283)	(17,276,011)
Transfer-out of plan assets (note 8)	(110,965,504)	—

Total deductions	(113,375,787)	(17,276,011)

Net decrease in net assets available for plan benefits	(118,538,218)	(27,335,741)

Net assets available for plan benefits - beginning of period	118,538,218	145,873,959

Net assets available for plan benefits - end of period	$—	$118,538,218

See accompanying notes to financial statements.

3

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

For the Period Ended February 2, 2009 and

the Year Ended December 31, 2008

(1) Plan Description

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General - The Plan is a qualified profit sharing 401(k) plan covering substantially all employees of the former Chittenden Corporation (“Chittenden”) and its subsidiaries. On January 1, 2008, pursuant to the terms and conditions of the Agreement and Plan of Merger dated June 26, 2007 (the “Merger Agreement”), People’s United Financial, Inc. (“People’s United”) and Chittenden completed the merger in which Chittenden merged with and into People’s United, with People’s United as the surviving corporation. Pursuant to the Merger Agreement, each share of Chittenden common stock outstanding was converted into the right to receive either $35.636 in cash or 2.0457 shares of People’s United common stock, at the election of each Chittenden stockholder, subject to limitations on the aggregate amount of cash to be paid by People’s United. Accordingly, all shares of Chittenden common stock held by the Plan on that date were converted to shares of People’s United and People’s United Bank became the “Employer” and “Plan Sponsor”. The Trust and Wealth Management Division of People’s United Bank succeeded the Chittenden Trust Company as Plan Administrator and Plan Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. In February 2009, the Plan merged all participant accounts and assets into the People’s United Bank 401(k) Employee Savings Plan.

(b)	Eligibility and Contributions - In general, employees were eligible to participate in the Plan on the first day of any calendar month following their date of hire. Participants make voluntary employee salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants’ basic contributions are from 2% to 6% of compensation. Participants may make additional supplementary contributions of up to 20% of compensation. A participant’s annual contribution may not exceed established Internal Revenue Service (“IRS”) limits.

The Employer will match 35% of an employee’s basic contribution. The Employer may also make annual additional matching contributions to those who are active employees at the end of the year. The discretionary matching contributions are initially invested in either cash or corporate stock. Participants may reallocate the contribution to other investment choices immediately upon receipt. Forfeitures, if any, may be used to reduce the Employer’s contribution. Employees may make rollover contributions on approval of the Plan Administrator’s agent.

As part of a change in the design of its retirement program, the Plan was amended by Chittenden effective January 1, 2006 to provide for core and transition contributions. Core and transition contributions are employer contributions that will be made on behalf of a participant only if the employee completes 1,000 hours of service and is employed as of the last day of the Plan year.

The core contribution will be made regardless of the level of employee contributions. The core contribution for a plan year shall equal a percentage of the employee’s earnings up to the social security wage base plus a percentage of the employee’s earnings in excess of the social security wage base for such plan year based on the employee’s benefit service as of the end of such plan year, determined in accordance with the following table:

Year of Service on December 31	Contribution % (up to the Wage Base)	Contribution % (over to the Wage Base)
Less than 5	2.0%	4.0%
5-9	3.0	6.0
10-14	4.0	8.0
15-19	5.5	10.5
20-24	7.0	12.0
25 or more	8.5	13.5

The social security wage base was $106,800 for 2009 and $102,000 for 2008.

4	(continued)

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements—(Continued)

For the Period Ended February 2, 2009 and

the Year Ended December 31, 2008

Participants are eligible for additional transition contributions only if (i) the participant is also eligible for a core contribution for such plan year and (ii) if such eligible participant meets the following conditions as of December 31, 2005: (a) the participant has at least five years of eligible service (as defined in the Chittenden Pension Account Plan (the “Pension Plan”)); and (b) is an active participant in the Pension Plan. The amount of the transition contribution shall be the excess, if any, of the annual pay credit that would have been allocated to the participant under the Pension Plan had that plan not been frozen over the core contribution made on behalf of the participant (as described above).

Contributions are allocated to participant accounts based on individual investment elections. If a participant has not made such an election, contributions are made to the target fund most appropriate for their age. Once a contribution has been made, a participant may choose to re-allocate his or her balance to other funds.

For plan years beginning before January 1, 2007, a participant is fully vested in the portion of a participant’s core contribution account and transition contribution account upon completing five years of service. For plan years beginning after December 31, 2006, a participant is fully vested in contributions made to a participant’s core contribution account and transition contribution account upon completing three years of service. The contributions also become fully vested upon the employee’s attainment of normal retirement age, the employee’s death, or termination of the Plan.

Effective January 1, 2009, contributions to the Plan were frozen. At that time, all Plan participants became eligible to participate in the People’s United Employee Stock Ownership Plan and the People’s United Bank 401(k) Employee Savings Plan. On February 2, 2009, the assets of the Plan were transferred into the People’s United Bank 401(k) Employee Savings Plan.

Receivables attributable to participant and employer contributions outstanding as of December 31, 2008 were settled in 2009 by the Plan Sponsor. Such contributions were made directly to the People’s United Bank 401(k) Employee Savings Plan.

(c)	Participant Accounts - Each participant’s account was credited with the participant’s basic and supplementary contributions, any rollover, after-tax contributions, and a participant’s allocation of (a) the Employer’s contribution; and (b) investment earnings attributable to such contributions. The allocation of the Plan’s earnings and losses was based on participants’ account balances. Matching contributions were automatically invested in accordance with the participant’s investment direction for a participant’s account.

(d)	Vesting - Employee, Employer (except for the core and transition contributions as described above) and rollover contributions were 100% vested when made.

(e)

Participant Loans and Withdrawals - After one year of participation, employees could borrow an amount of up to 50% of their vested account balance up to a maximum of $50,000. The minimum loan amount was $1,000. Loans were repaid through payroll deductions over a maximum 5-year term or up to a 10-year term if used for the purchase of a primary residence. For employee loans originated prior to June 1, 2007, the interest rate was prime rate plus two percent as of the date of the first business day of the month before the loan is originated. For loans originated on and after June 1, 2007, the rate of interest was equaled to the prime rate on the date the loan was processed plus two percent. In-service withdrawals were permitted at any time from a participant’s after-tax or rollover account, or from a participant’s entire vested account after attainment of age 59 1/2. A participant could request a financial hardship withdrawal from his or her pre-tax contribution account prior to age 59 1/2 in accordance with IRS rules.

(f)	Payment of Benefits - Upon termination of service for other than death, disability or retirement, a participant’s vested account balance may be paid in a lump sum, may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reached age 65.

Distribution of a participant’s entire account balance in the Plan was made upon death, disability, retirement or other termination of service. Distributions were made to the participant or to the participant’s designated beneficiary in a lump sum payment unless deferral of payment is elected. Payments could be made in cash or, with respect to the portion of the participant’s account invested in common stock, in a combination of cash and shares of common stock based on market value.

5	(continued)

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements—(Continued)

For the Period Ended February 2, 2009 and

the Year Ended December 31, 2008

(g)	Administrative Expenses - Although administrative expenses could be paid from Plan assets, such expenses were generally paid by the Plan Sponsor.

(h)	Income Tax Status - The Plan obtained its latest determination letter on February 3, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believed that the Plan was currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. A new letter of determination was requested in September 2007.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Cash and Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)	Investment Valuation and Income Recognition

The fair value of participant directed investments, which includes all investments other than participant loans receivable, are based on quoted market prices.

The Plan applies Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), which defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Plan Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investments contracts to be reported at fair value in the Plan’s Statements of Net Assets Available for Plan Benefits with a corresponding adjustment to reflect these investments at contract value.

For the periods presented, the Plan had invested in fully benefit-responsive investment contracts through its participation in the Diversified Stable Pooled Fund (the “Stable Value Fund”). The Stable Value Fund was a collective trust that invested in investment contracts with insurance companies and other financial institutions, fixed income securities, and money market funds, and were stated at fair value which differs from contract value. The fair value of the Stable Value Fund was based on the fair value of the underlying investments.

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gain and losses are determined based on the weighted average historical cost basis of the investment sold. Dividend income is recorded on the ex-dividend date.

(d)	Loans

Participant loans are stated at cost, which approximates fair value.

(e)	Payment of Benefits

Benefits are recorded when paid.

6	(continued)

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements—(Continued)

For the Period Ended February 2, 2009 and

the Year Ended December 31, 2008

(f)	Forfeitures

At December 31, 2008, forfeited nonvested accounts that were unallocated to participants totaled $107,197. These accounts may used to reduce future Employer contributions. In 2008, Employer contributions were reduced by $444 as a result of forfeited nonvested account balances.

(3) Investments

Investments representing 5% or more of the Plan’s net assets at February 2, 2009 and December 31, 2008 are as follows:

	2009	2008
Common Stock:
People’s United Financial, Inc.	$—	$18,969,704

Mutual Funds:
TAP Institutional Money Market Fund	—	20,469,403
American Funds Growth Fund of America	—	11,925,561
Van Kampen Equity & Income Fund – R	—	8,534,842
American Funds Europacific Growth Fund	—	7,484,965

Collective Trust:
Diversified Stable Pooled Fund (contract value of $9,003,943)	—	8,526,734

The Plan, through its investment in the Stable Value Fund, entered into fully benefit-responsive investment contracts with Diversified Investment Advisors’ Collective Trust. The Stable Value Fund, collective trust, is a commingled pool that invested in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

Participant contributions were maintained in a general account which were credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that was guaranteed to the Plan. In addition, the terms of the guaranteed investment contract did not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants could make withdrawals, or transfer of all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There were no reserves against contract value for credit risk of the contract issuer or otherwise.

7	(continued)

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements—(Continued)

For the Period Ended February 2, 2009 and

the Year Ended December 31, 2008

The fair value, contract value and average yields of the Stable Value Fund were as follows for the periods presented.

	Fair Value At Period End		Contract Value At Period End		Average Yield Earned		Average Yield Credited
	2009	2008	2009	2008	2009	2008	2009	2008

Diversified Stable Pooled Fund	$—	$8,526,734	$—	$9,003,943	4.61%	5.29%	3.42%	4.10%

The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The following table presents the net depreciation in the fair value of investments (including investments bought, sold and held) during the period ended February 2, 2009 and the year ended December 31, 2008:

	2009	2008

Mutual funds and collective trust	$(4,238,672)	$(35,031,594)
Common stock	(977,926)	151,876

Net depreciation	$(5,216,598)	$(34,879,718)

(4) Fair Value Measurements

Investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits. FASB Statement No. 157, Fair Value Measurements, (“SFAS 157”) establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels within the fair value hierarchy under SFAS 157, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

8	(continued)

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements—(Continued)

For the Period Ended February 2, 2009 and

the Year Ended December 31, 2008

A description of the valuation methodologies used to measure assets at fair value is provided below:

Common Stock and Mutual Funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust: Valued based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the trust. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2009.

The following table sets forth the fair value of Plan assets, by level within the fair value hierarchy, as of February 2, 2009 and December 31, 2008:

	February 2, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds	$—	$—	$—	$—
Common Stock	—	—	—	—
Collective Trust	—	—	—	—

Total	$—	$—	$—	$—

	December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual Funds	$81,407,142	$—	$—	$81,407,142
Common Stock	18,969,704	—	—	18,969,704
Collective Trust	—	8,526,734	—	8,526,734

Total	$100,376,846	$8,526,734	$—	$108,903,580

(5) Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan. On February 2, 2009, the Plan was merged into the People’s United Bank 401(k) Employee Savings plan. See Note 1 for further discussion.

(6) Related Party Transactions

At December 31, 2008, participant directed investments included $18,969,704 of People’s United Financial, Inc. common stock, representing 16% of the net assets available for plan benefits at that date. People’s United Bank (previously Chittenden) was the Plan Sponsor and, therefore, these transactions qualified as party-in-interest transactions. Participant loans also qualified as party-in-interest transactions.

9	(continued)

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements—(Continued)

For the Period Ended February 2, 2009 and

the Year Ended December 31, 2008

Certain Plan investments represented shares of mutual funds managed by Diversified Investment Advisors. Diversified was the custodian as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.

(7) Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(8) Plan Mergers and Acquisitions

Effective January 1, 2008, the Plan was amended to allow for the merger of the Merrill Merchants Bank (“MMB”) Profit Sharing Plan into the Plan. The employees of MMB became eligible to participate in the Plan effective January 1, 2008.

On October 31, 2007, Chittenden completed its acquisition of Community Bank & Trust (“CB&T”), a commercial bank headquartered in Portsmouth, New Hampshire. The employees of CB&T became eligible to participate in the Plan effective January 1, 2008.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at February 2, 2009 and December 31, 2008 to the Form 5500:

	2009	2008

Net assets available for plan benefits per the financial statements	$—	$118,538,218
Plus: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	—	(477,209)

Net assets available for plan benefits per the Form 5500	$—	$118,061,009

The following is a reconciliation of total investment loss per the financial statements for the period ended February 2, 2009 and the year ended December 31, 2008 to the Form 5500:

	2009	2008
Total investment loss per the financial statements	$(5,185,100)	$(31,934,168)
Plus: Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	477,209	(391,246)

Total investment loss per the Form 5500	$(4,707,891)	$(32,325,414)

10

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of KPMG LLP